November 2, 2018

Brian Peay
Chief Financial Officer
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA
92612

       Re: Griffin-American Healthcare REIT III, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed March 16, 2018
           File No. 000-55434

Dear Mr. Peay:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

General

1. Please tell us how you complied with Rule 3-09 and Rule 4-08(g) of Regulation S-X. In this regard, please provide us with your significance test calculations pursuant to Rule 3-
      09 and Rule 4-08(g) of Regulation S-X for 2017.
Notes to Consolidated Financial Statements
3. Real Estate Investments, Net, page 113

2. We note you calculated the fair value of certain real estate investments during 2017 for your impairment evaluation. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair
 Brian Peay
Griffin-American Healthcare REIT III, Inc.
November 2, 2018
Page 2
         value measurement of these assets. Please refer to ASC
820-10-50-2(bbb).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Jennifer
Monick, Assistant Chief Accountant, at 202-551-3295 with any questions.



                                                            Sincerely,
FirstName LastNameBrian Peay
                                                      Division of Corporation
Finance
Comapany NameGriffin-American Healthcare REIT III, Inc.
                                                      Office of Real Estate and
November 2, 2018 Page 2                               Commodities
FirstName LastName